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                                                                  EXHIBIT 3.1(a)


Article III of the Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is thirty million two hundred thousand (30,200,000) shares, of which thirty million (30,000,000) shares shall be common stock of the par value of $1.00 per share, and two hundred thousand (200,000) shares shall be series preferred stock, without par value.

The authorized shares of common stock of the par value of one dollar ($1.00) per share are all of one class with equal voting power, and each share shall be equal to every other such share.

The shares of preferred stock may be divided into and issued in one or more series. The Board of Directors is hereby authorized to cause the preferred stock to be issued from time to time in one or more series, with such designations and such relative voting, dividend, liquidation and other rights, preferences and limitations as shall be stated and expressed in the resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. The Board of Directors by vote of a majority of the whole Board is expressly authorized to adopt such resolution or resolutions and issue such stock from time to time as it may deem desirable.


Article VI of the Articles of Incorporation is hereby deleted in its entirety.